As filed with the Securities and Exchange Commission on March 26, 2008

Registration No. 333-137049

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

of

FRANCE TELECOM

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF FRANCE

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of __________, 2008, among France Telecom, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to France Telecom relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. –Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, March 26, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of France Telecom.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne DiGiovanni

Name:  Joanne DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, France Telecom has caused this Registration Statement to be signed on its behalf by the undersigned duly authorized, in the City of Paris, France on March 26, 2008.

FRANCE TELECOM

By:    /s/ Didier Lombard
Name: Didier Lombard
Title:   Chairman and CEO

Each person whose signature appears below hereby constitutes and appoints Didier Lombard, Gervais Pellissier and Jacques de Galzainand each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 26, 2008.

/s/ Didier Lombard Name: Didier Lombard	Chairman and CEO and Director (principal executive officer)
/s/ Gervais Pellissier Name: Gervais Pellissier	Chief Financial Officer (principal financial officer)
/s/ Jacques de Galzain Name: Jacques de Galzain	Principal Accounting Officer
____________________________ Name: Hélène Adam	Director
____________________________ Name: René Bernardi	Director
____________________________ Name: Bruno Bézard	Director

/s/ Bernard Dufau Name: Bernard Dufau	Director
____________________________ Name: Jose-Luis Duran	Director
/s/ Charles-Henri Filippi Name: Charles-Henri Filippi	Director
/s/ Jean-Michel Gaveau Name: Jean-Michel Gaveau	Director
/s/ Claudie Haigneré Name: Claudie Haigneré	Director

/s/ Jacques de Larosière Name: Jacques de Larosière	Director
____________________________ Name: Henri Martre	Director

/s/ Marcel Roulet Name: Marcel Roulet	Director

/s/ Henri Serres Name: Henri Serres	Director
/s/ Jean Simonin Name: Jean Simonin	Director
____________________________ Name: Stéphane Tierce	Director
/s/ Michel Huet Name: Michel Huet	Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

      1

Form of Amended and Restated Deposit Agreement dated

as of _______________, 2008, among France Telecom, The Bank

of New York as Depositary, and all Owners Beneficial Owners

from time to time of American Depositary Shares issued thereunder.

2

Form of letter from The Bank of New York to France Telecom

relating to pre-release activities.